EXHIBIT 99.11
Indian GAAP Standalone Statement, Notes and Report

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 30 September 2007, the Profit and Loss Account of the Company for the quarter and half year ended on that date and the Cash Flow Statement of the Company for the half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by Companies (Accounting Standards) Rules, 2006, to the extent applicable; and
(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:
1.	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 September 2007;
2.	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and
3.	in the case of the Cash Flow Statement, of the cash flows of the Company for the half year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815
Bangalore
11 October 2007

Auditor's Report on Quarterly Financial Results and Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (the Company) for the quarter ended 30 September 2007 and the year to date results for the period 1 April 2007 to 30 September 2007, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 September 2007 as well as the year to date results for the period from 1 April 2007 to 30 September 2007.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815
Bangalore
11 October 2007

INFOSYS TECHNOLOGIES LIMITED

 in Rs. crore
Balance Sheet as at	Schedule	September 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	12,577	10,876
		12,863	11,162
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,258	3,889
Less: Accumulated depreciation		2,002	1,739
Net book value		2,256	2,150
Add: Capital work-in-progress		1,273	957
		3,529	3,107
INVESTMENTS	4	924	839
DEFERRED TAX ASSETS	5	90	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,419	2,292
Cash and bank balances	7	5,577	5,507
Loans and advances	8	2,413	1,162
		10,409	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,425	1,162
Provisions	10	664	662
NET CURRENT ASSETS		8,320	7,137
		12,863	11,162
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the balance sheet.

 As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Sridar A. Iyengar Director

	David L. Boyles Director	Jeffrey S. Lehman Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore October 11, 2007	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
Income from software services and products		3,862	3,273	7,414	6,140
Software development expenses	11	2,173	1,796	4,285	3,411
GROSS PROFIT		1,689	1,477	3,129	2,729
Selling and marketing expenses	12	198	180	369	348
General and administration expenses	13	249	243	509	453
		447	423	878	801
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		1,242	1,054	2,251	1,928
Interest		-	-	-	-
Depreciation		133	110	266	207
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,109	944	1,985	1,721
Other income, net	14	143	66	398	195
Provision for investments		-	-	-	3
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,252	1,010	2,383	1,913
Provision for taxation (refer to note 22.2.12)	15	178	114	281	218
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		1,074	896	2,102	1,695
Income on sale of Investments, net of taxes (refer to note 22.2.21)		-	-	-	6
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		1,074	896	2,102	1,701
Balance Brought Forward		5,872	2,995	4,844	2,195
Less: Residual dividend paid		-	-	-	4
Dividend tax on the above		-	-	-	1
		5,872	2,995	4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION		6,946	3,891	6,946	3,891
Dividend
Interim		343	278	343	278
Final		-	-	-	-
Total dividend		343	278	343	278
Dividend tax		58	39	58	39
Amount transferred to general reserve		-	-	-	-
Balance in profit and loss account		6,545	3,574	6,545	3,574
		6,946	3,891	6,946	3,891
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		18.81	16.15	36.81	30.61
Diluted		18.74	15.79	36.67	29.90
After exceptional Items
Basic		18.81	16.15	36.81	30.72
Diluted		18.74	15.79	36.67	30.01
Number of shares used in computing earnings per share
Basic		57,12,09,862	55,47,72,296	57,12,09,862	55,37,98,511
Diluted		57,32,83,374	56,77,46,039	57,33,12,226	56,69,42,396
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Sridar A. Iyengar Director

	David L. Boyles Director	Jeffrey S. Lehman Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore October 11, 2007	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow Statement for the	Schedule	Half-year ended September 30,
		2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		2,383	1,913
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		266	207
Interest and dividend income		(315)	(117)
Profit on sale of liquid mutual funds		-	(6)
Provision for investments		-	3
Effect of exchange differences on translation of foreign currency cash and cash equivalents		23	25
Changes in current assets and liabilities
Sundry debtors		(127)	(439)
Loans and advances	16	(204)	(211)
Current liabilities and provisions	17	242	198
Income taxes paid	18	(243)	(163)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,025	1,410
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(688)	(491)
Investment in subsidiaries (refer to note 22.2.16)		(85)	(553)
Investments in securities (refer to note 22.2.16)	20	-	(2,010)
Interest and dividend income		315	117
Cash flow from investing activities before exceptional items		(458)	(2,937)
Proceeds on sale of Long Term Investments (Net of taxes) (refer to note 22.2.21)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(458)	(2,931)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		-	288
Dividends paid during the period		(371)	(1,065)
Dividend Tax paid during the period		(63)	(150)
NET CASH USED IN FINANCING ACTIVITIES		(434)	(927)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(23)	(25)
NET DECREASE IN CASH AND CASH EQUIVALENTS		1,110	(2,473)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		5,650	3,779
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	6,760	1,306
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Sridar A. Iyengar Director

	David L. Boyles Director	Jeffrey S. Lehman Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore October 11, 2007	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		September 30,2007	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,12,09,862 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.11
	* Also refer to note 22.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,768	1,543
	Add: Receipts on exercise of employee stock options	-	1,206
	Income tax benefit arising from exercise of stock options	-	19
		2,768	2,768
	General reserve - Opening balance	3,258	3,015
	Less: Gratuity transitional liability (refer to note 22.2.22)	-	9
	Less: Capitalized on issue of bonus shares	-	138
	Add: Transferred from the Profit and Loss Account	-	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 22.2.16)	-	12
		3,258	3,258
	Balance in Profit and Loss Account	6,545	4,844
		12,577	10,876

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,	during the period	Retirement during	September 30,	April 1,	Period	Retirement during	September 30,	September 30,	March 31,
		2007		the period	2007	2007		the period	2007	2007	2007
	Land : free-hold	76	1	-	77	-	-	-	-	77	76
	leasehold	95	3	-	98	-	-	-	-	98	95
	Buildings*	1,471	155	-	1,626	266	52	-	318	1,308	1,205
	Plant and machinery*	760	75	-	835	414	61	-	475	360	346
	Computer equipment*	944	81	3	1,022	714	110	3	821	201	230
	Furniture and fixtures*	541	57	-	598	344	43	-	387	211	197
	Vehicles	2	-	-	2	1	-	-	1	1	1
		3,889	372	3	4,258	1,739	266	3	2,002	2,256	2,150
	Previous period	2,837	585	5	3,417	1,275	207	1	1,481	1,936
	Previous year	2,837	1,098	46	3,889	1,275	469	5	1,739	2,150
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 22.2.6 for details

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to the Balance Sheet as at		September 30, 2007	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd**
	3,34,61,902 (3,34,61,902) equity shares of Rs. 10/- each, fully paid	637	637
	Infosys Technologies (China) Co. Limited	46	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,00,00,000 (2,00,00,000) common stock of US $1.00 par value, fully paid	171	90
	Infosys Technologies, S. De R.L. De C.V., Mexico	4	-
		924	839
	In other investments*	11	11
	Less: Provision for investments	11	11
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	-	-
		924	839
	Aggregate amount of unquoted investments	924	839
	* Refer to note 22.2.16 for details of investments
	** Investments include 17,37,092 (17,37,092) options in Infosys BPO (refer note 22.2.16)
5	DEFERRED TAX ASSETS
	Fixed assets	80	69
	Sundry debtors	3	3
	Others	7	7
		90	79
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	37	15
	Other debts
	Unsecured
	considered good**	2,419	2,292
	considered doubtful	2	7
		2,458	2,314
	Less: Provision for doubtful debts	39	22
		2,419	2,292
	* Includes dues from companies where directors are interested	4	7
	** Includes dues from subsidiaries (refer note 22.2.7)	6	2
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	56	302
	In deposit accounts	5,111	4,827
	Balances with non-scheduled banks in foreign currency **
	in deposit accounts	-	-
	In current accounts	410	378
		5,577	5,507
	*Includes balance in unclaimed dividend account (refer note 22.2.24a)	2	2
	**Refer to note 22.2.13 for details of balances in non-scheduled banks

Schedules to the Balance Sheet as at		September 30, 2007	March 31, 2007
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	33	22
	Advances
	prepaid expenses	29	28
	for supply of goods and rendering of services	4	3
	advance to gratuity trust	28	-
	others	12	20
		106	73
	Unbilled revenues	418	312
	Advance income tax	299	352
	MAT credit entitlement	32	-
	Loans and advances to employees
	housing and other loans	38	42
	salary advances	51	63
	Electricity and other deposits	23	20
	Rental deposits	11	10
	Deposits with financial institution and body corporate (refer to note 22.2.14)	1,321	275
	Mark to Market on options/ forward contracts	114	15
		2,413	1,162
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,414	1,163
	Less: Provision for doubtful loans and advances to employees	1	1
		2,413	1,162
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	30	23
	accrued salaries and benefits
	salaries	28	28
	bonus and incentives	305	208
	unavailed leave	133	120
	for other liabilities
	provision for expenses	306	281
	retention monies	48	23
	withholding and other taxes payable	184	172
	due to option holders of Infosys BPO	-	2
	others	37	4
		1,071	861
	Advances received from clients	3	4
	Unearned revenue	349	295
	Unclaimed dividend	2	2
		1,425	1,162
	*Includes dues to subsidiary companies (refer to note22.2.7)
10	PROVISIONS
	Proposed dividend	343	371
	Provision for
	tax on dividend	58	63
	income taxes *	236	207
	post-sales client support and warranties	27	21
		664	662
	* Refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore
Schedules to Profit and Loss Account for the		Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,676	1,343	3,244	2,543
	Overseas group health insurance	25	23	50	40
	Contribution to provident and other funds	42	38	83	68
	Staff welfare	11	10	20	18
	Technical sub-contractors - subsidiaries	193	165	383	287
	Technical sub-contractors - others	56	54	119	97
	Overseas travel expenses	76	65	146	135
	Visa charges and others	13	15	76	64
	Software packages
	for own use	47	49	89	83
	for service delivery to clients	2	1	14	15
	Communication expenses	12	13	25	26
	Computer maintenance	5	5	10	10
	Consumables	4	7	9	12
	Rent	6	4	11	7
	Provision for post-sales client support and warranties	5	4	6	6
		2,173	1,796	4,285	3,411
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	135	111	250	217
	Overseas group health insurance	1	1	2	1
	Contribution to provident and other funds	1	-	1	1
	Staff welfare	-	1	1	1
	Overseas travel expenses	20	21	43	45
	Visa charges and others	-	1	1	1
	Traveling and conveyance	-	1	1	2
	Commission and earnout charges	6	11	7	19
	Brand building	16	15	27	27
	Professional charges	7	6	12	11
	Rent	3	4	6	8
	Marketing expenses	4	5	9	8
	Telephone charges	2	1	4	2
	Communication expenses	-	-	-	-
	Printing and stationery	1	-	1	1
	Advertisements	1	1	3	2
	Office maintenance	-	-	-	-
	Sales promotion expenses	1	1	1	1
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	1
	Computer maintenance	-	-	-	-
	Power and fuel	-	-	-	-
	Insurance charges	-	-	-	-
	Rates and taxes	-	-	-	-
	Bank charges and commission	-	-	-	-
	Miscellaneous expenses	-	-	-	-
		198	180	369	348

Schedules to Profit and Loss Account for the		Quarter ended September 30,		Half-year ended September 30,
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	52	44	105	82
	Overseas group health insurance	-	-	-	-
	Contribution to provident and other funds	3	3	6	6
	Professional charges	35	38	73	66
	Telephone charges	30	28	56	53
	Power and fuel	27	23	53	44
	Traveling and conveyance	22	21	42	40
	Overseas travel expenses	4	6	7	9
	Visa charges and others	-	-	-	1
	Office maintenance	26	25	54	46
	Guest house maintenance*	-	-	1	1
	Insurance charges	6	7	12	12
	Printing and stationery	3	3	7	6
	Donations	5	5	10	9
	Rent	4	4	8	8
	Advertisements	1	3	4	3
	Repairs to building	4	7	8	10
	Repairs to plant and machinery	4	3	9	6
	Rates and taxes	7	3	12	12
	Professional membership and seminar participation fees	2	3	5	4
	Postage and courier	2	2	5	5
	Books and periodicals	1	1	2	2
	Provision for bad and doubtful debts	7	8	21	19
	Provision for doubtful loans and advances	-	-	-	-
	Commission to non-whole time directors	1	1	2	1
	Freight charges	-	-	-	-
	Bank charges and commission	1	1	1	1
	Research grants	1	3	4	5
	Auditor's remuneration
	statutory audit fees	-	-	-	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Miscellaneous expenses	1	1	2	2
		249	243	509	453
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	136	21	311	70
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	4	30	4	47
	Profit on sale of liquid mutual funds	-	-	-	-
	Miscellaneous income (refer to note 22.2.15)	6	4	12	14
	Exchange (losses) / gains	(3)	11	71	64
		143	66	398	195
	*includes tax deducted at source	10	5	38	18
15	PROVISION FOR TAXATION
	Income taxes*	175	119	325	230
	MAT credit entitlement	9	-	(32)	-
	Deferred taxes	(6)	(5)	(12)	(12)
		178	114	281	218
*Refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to Cash Flow Statements for the		Half-year ended September 30,
		2007	2006
16	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet*	2,422	1,478
	Add: Gratutity negative plan amendment liability (refer to Note 22.2.22)	(28)	13
	Less: Deposits with financial institutions and body corporates
	included in cash and cash equivalents	(1,183)	(502)
	MAT credit entitlement	(32)	-
	Advance income taxes separately considered	(299)	(293)
		880	696
	Less: Opening balance considered	(676)	(485)
		204	211
	* includes loans to subsidiary and net of gratuity transitional liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,089	1,615
	Add/ (Less): unclaimed dividend	(2)	-
	Due to option holders of Infosys BPO	(2)	-
	Gratuity negative plan amendment liability	(28)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(236)	(280)
	Dividends	(343)	(278)
	Dividend Taxes	(58)	(39)
		1,420	1,018
	Less: Opening balance considered	(1,178)	(820)
		242	198
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	281	218
	Add: Increase/(Decrease) in advance income taxes	(53)	26
	Increase/(Decrease) in deferred taxes	12	12
	Less: Increase/(Decrease) in MAT entitlement credit	32	-
	Less : (Increase)/Decrease in income tax provision	(29)	(93)
		243	163
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS
	As per the Balance Sheet*	372	581
	Less: Opening Capital work-in-progress	(957)	(571)
	Add: Closing Capital work-in-progress	1,273	481
		688	491
	* Excludes Rs. nil (Rs 4 crore) towards movement of land from Leasehold to Freehold
20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	924	3,442
	Add: Provisions on investments	-	3
		924	3,445
	Less: Investment in subsidiaries	(85)	(553)
	Profit on sale of liquid mutual funds	-	(6)
	Opening balance considered	(839)	(876)
		-	2,010
	* Refer to note 22.2.16 for investment and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	5,577	804
	Add: Deposits with financial institutions, included herein	1,183	502
		6,760	1,306

Schedules to the Financial Statements for the quarter and half-year ended September 30, 2007

22 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

22.1 Significant accounting policies

22.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2007. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired.An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7 Retirement benefits to employees

22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment.Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government.The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates.The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.On completion, the gain or loss is transferred to the profit and loss account of that period.To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.Minimum alternative tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations.Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13.Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

22.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Salaries and bonus including overseas staff expenses	1,863	1,498	3,599	2,842
Contribution to provident and other funds	45	41	90	75
Staff welfare
Staff welfare	12	11	21	19
Group health insurance and others	-	-	-	-
Overseas group health insurance	26	24	52	41
Overseas travel expenses	99	92	196	189
Visa charges and others	13	16	77	66
Traveling and conveyance	23	22	43	42
Technical sub-contractors - subsidiaries	193	165	383	287
Technical sub-contractors - others	56	54	119	97
Software packages	-	-	-	-
For own use	47	49	89	84
For service delivery to clients	2	1	14	15
Professional charges	43	44	85	77
Telephone charges	32	29	60	55
Communication expenses	12	13	25	26
Power and fuel	27	23	53	44
Office maintenance	27	25	54	46
Guest house maintenance*	1	-	1	1
Commission and earnout charges	6	11	7	19
Brand building	17	15	27	27
Rent	13	12	25	23
Insurance charges	5	7	12	12
Computer maintenance	5	5	10	10
Printing and stationery	3	3	8	7
Consumables	4	7	9	12
Donations	5	5	10	9
Advertisements	3	4	7	5
Marketing expenses	3	5	9	8
Repairs to building	5	7	8	10
Repairs to plant and machinery	4	3	9	6
Rates and taxes	7	3	12	12
Professional membership and seminar participation fees	2	3	5	4
Postage and courier	2	2	5	5
Provision for post-sales client support and warranties	5	4	6	6
Books and periodicals	1	1	2	2
Provision for bad and doubtful debts	7	8	21	19
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	1	1	2	1
Sales promotion expenses	-	1	1	1
Freight charges	-	-	-	-
Bank charges and commission	-	1	1	1
Auditor's remuneration	-	-	-	-
Statutory audit fees	-	-	-	-
Certification charges	-	-	-	-
Others	-	-	-	-
Out-of-pocket expenses	-	-	-	-
Research grants	-	3	4	5
Miscellaneous expenses	1	1	2	2
	2,620	2,219	5,163	4,212
Fringe Benefit Tax (FBT) in India included in the above	5	4	9	8
*for non-training purposes

22.2.2. Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	September30, 2007	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	843	655
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	2
Claims against the company, not acknowledged as debts*	17	15
(Net of Amount Rs. 101 crore (Rs. 138 crore ) paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 950,000,000	US $ 165,000,000
(Equivalent approximate in Rs. crore)	3,776	711
In Euro	€ 21,000,000	€ 2,000,000
(Equivalent approximate in Rs. crore)	119	12
In GBP	£10,000,000	£5,500,000
(Equivalent approximate in Rs. crore)	81	47
Range barrier options in US $	US $ 210,000,000	US $ 205,000,000
(Equivalent approximate in Rs. crore)	835	884
Euro Accelerator in Euro	€ 18,000,000	€ 24,000,000
(Equivalent approximate in Rs. crore)	102	138
GBP Accelerator	£12,000,000	-
(Equivalent approximate in Rs. crore)	97	-
Target Redemption structure (GBP)	£4,000,000	£16,000,000
(Equivalent approximate in Rs. crore)	32	136
USD-INR Plain Vanila Put option	US $ 10,000,000	-
(Equivalent approximate in Rs. crore)	40	-
Euro Forward extra	€ 5,000,000	-
(Equivalent approximate in Rs. crore)	28	-
GBP Forward extra	£15,000,000	-
(Equivalent approximate in Rs. crore)	122	-
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore and including interest of Rs. 18 Crore for fiscal 2004 (Rs 234 crore including interest of Rs 51 crore for fiscal 2002, fiscal 2003 and fiscal 2004.) The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the company has no foreign currency exposures that are not hedged by a derivative instrument or otherwise (Rs. 995 crore as at March 31, 2007)

22.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006

Capital goods	96	95	169	148
Software packages	3	2	4	3
	99	97	173	151

22.2.5. Activity in foreign currency

in Rs. Crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Earnings in foreign currency (on receipts basis)
Income from software services and products	3,665	3,037	7,118	5,575
Interest received on deposits with banks	4	4	9	7
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	81	86	211	189
Professional charges	20	20	38	32
Technical sub-contractors - subsidiaries	179	160	364	275
Other expenditure incurred overseas for software development	1,305	938	2,590	1,870
Net earnings in foreign currency (on the receipts and payments basis)	2,084	1,837	3,925	3,216

22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements in Rs. Crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006

Lease rentals recognized during the period	13	12	25	23

in Rs. Crore
Lease obligations	As at
	September 30, 2007	March 31, 2007
Within one year of the balance sheet date	29	32
Due in a period between one year and five years	83	92
Due after five years	32	44
	144	168

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at September 30, 2007 and March 31, 2007 :

 in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	52	10	42
	46	9	37
Plant and machinery	22	13	9
	20	11	9
Computers	2	2	-
	2	2	-
Furniture & fixtures	13	11	2
	12	10	2
Total	89	36	53
	80	32	48

The aggregate depreciation charged on the above during the quarter and half-year ended September 30, 2007 amounted to Rs. 2 crore and Rs.4 crore respectively. (Rs.2 crore and Rs.5 crore respectively for the quarter and half-year ended September 30, 2006.)

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 22.2.7).

Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	September 30, 2007	March 31, 2007
Within one year of the balance sheet date	10	12
Due in a period between one year and five years	-	4
Due after five years	-	-
	10	16

The rental income from Infosys BPO for the quarter and half-year ended September 30, 2007 amounted to Rs.5 crore and Rs.10 crore (Rs.4 crore and Rs.8 crore for quarter and half-year ended September 30, 2006)

22.2.7. Related party transactions

List of related parties:

Name of the related party	Country	Holding, as at
		September 30, 2007	March 31, 2007
Infosys BPO**	India	98.92%#	98.92%#
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	-
Infosys BPO s. r. o *	Czech Republic	98.92%#	98.92%#
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.

**On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 1,279,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 1,139,469 equity shares which were subsequently cancelled on December 29, 2006. Also refer to note 22.2.16

# Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and half-year ended September 30, 2007 and 2006 are as follows:

 in Rs. Crore
Particulars	Quarter ended September 30,		Half-year ended September30,
	2007	2006	2007	2006
Capital transactions:

Financing transactions
Infosys China	-	9	-	9
Infosys Mexico	4	-	4	-
Infosys Consulting	81	-	81	14

Loans
Infosys China	-	-	11	9

Revenue transactions:
Purchase of services
Infosys BPO (Including Infosys BPO s.r.o)	-	3	-	5
Infosys Australia	116	103	249	174
Infosys China	15	10	25	16
Infosys Consulting	62	47	109	89

Purchase of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	-	-	2	-

Interest Income
Infosys China	-	-	-	1

Sale of services
Infosys Australia	1	1	1	2
Infosys China	-	1	-	2
Infosys Consulting	-	-	-	-

Sale of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	11	7	21	14
Infosys Consulting	-	1	-	2

Details of amounts due to or due from and maximum dues from subsidiaries for the half-year ended September 30, 2007 and year ended March 31, 2007:

 in Rs. Crore
Particulars	As at
	September 30, 2007	March 31, 2007
Loans and advances
Infosys China	33	22
Debtors
Infosys China	1	-
Infosys BPO (Including Infosys BPO s.r.o)	5	-
Creditors
Infosys BPO (Including Infosys BPO s.r.o)	5	-
Maximum balances of loans and advances
Infosys BPO (Including Infosys BPO s.r.o)	-	2
Infosys Australia	45	24
Infosys China	33	25
Infosys Consulting	33	14

During the quarter and half-year ended September 30, 2007, an amount of Rs.5 crore and Rs.10 crore (Rs. 5 crore and Rs.9 crore for the quarter and half-year ended September 30, 2006 ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

 Particulars of remuneration and other benefits paid to key management personnel during the quarter ended September 30, 2007 and September 30, 2006 have been detailed in Schedule 22.3 since the amounts are less than a crore.

22.2.9. Research and development expenditure

in Rs. crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Revenue	54	41	109	73

22.2.10. Dues to small-scale industrial undertakings

As at September 30, 2007 and March 31, 2007, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Options outstanding, beginning of period	20,84,124	42,49,610	20,84,124	45,46,480
Granted		-	-	-
Less: exercised	-	(495,021)	-	(675,571)
forfeited	-	(21,040)	-	(137,360)
Options outstanding, end of period	20,84,124	37,33,549	20,84,124	37,33,549

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Options outstanding, beginning of period	18,62,895	1,67,52,788	18,97,840	1,91,79,074
Granted	-	-	-	-
Less: exercised	-	(1,603,628)	-	(3,999,470)
forfeited	(31,677)	(22,821)	(66,622)	(53,265)
Options outstanding, end of period	18,31,218	1,51,26,339	18,31,218	1,51,26,339

In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 22.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

in Rs. crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Net Profit:
As Reported	1,074	896	2,102	1,701
Less: Stock-based employee compensation expense	3	-	8	-
Adjusted Proforma	1,071	896	2,094	1,701

Basic Earnings per share as reported	18.81	16.15	36.81	30.61
Proforma Basic Earnings per share	18.75	16.15	36.66	30.61
Diluted Earnings per share as reported	18.74	15.79	36.67	29.90
Proforma Earnings per share as reported	18.68	15.79	36.52	29.90

The Finance Act 2007 included Fringe Benefit Tax (“FBT”) on Employees' Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the quarter no stock options have been exercised.

22.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development and March 31, 2009.

Infosys also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 32 crores was carried forward and shown under "Loans and advances" in the balance sheet as of September 30, 2007

The tax provision for the half year ended September30, 2007 and for the year ending March 31, 2007 includes a reversal of Rs 51 crores and Rs 125 crores respectively relating to liabilities no longer required for taxes payable in various overseas jurisdictions on the expiry of the limitation period and / or the completion of assessment by the taxation authorities.

22.2.13. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	September 30, 2007	March 31, 2007
In current accounts
Bank of America, Palo Alto, USA	211	293
Citibank NA, Melbourne, Australia	68	36
Citibank NA, Tokyo, Japan	1	1
Deutsche Bank, Brussels, Belgium	4	13
Deutsche Bank, Frankfurt, Germany	5	4
Deutsche Bank, Amsterdam, Netherlands	1	2
Deutsche Bank, Paris, France	-	3
Deutsche Bank, Zurich, Switzerland	3	-
Deutsche Bank, UK	98	5
HSBC Bank PLC, Croydon, UK	11	11
Royal Bank of Canada, Toronto, Canada	4	7
ABN Amro Bank , Taipei, Taiwan	2	2
Deutsche Bank, Spain	2	1
	410	378

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended September 30,		Half-Year ended September 30,
	2007	2006	2007	2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	1	2	1
Bank of America, Palo Alto, USA	573	614	573	614
Citibank NA, Melbourne, Australia	117	52	117	52
Citibank NA, Tokyo, Japan	9	9	11	13
Deutsche Bank, Brussels, Belgium	31	23	31	24
Deutsche Bank, Frankfurt, Germany	11	31	17	31
Deutsche Bank, Amsterdam, Netherlands	2	4	2	5
Deutsche Bank, Paris, France	5	5	5	6
Deutsche Bank, Spain	2	1	2	1
Deutsche Bank, Zurich, Switzerland	7	26	10	26
Deutsche Bank, UK	169	-	169	-
HSBC Bank PLC, Croydon, UK	30	237	30	237
Nordbanken, Stockholm, Sweden	1	1	1	1
Royal Bank of Canada, Toronto, Canada	9	37	9	37
Svenska Handels Bank, Stockholm, Sweden	1	1	1	1
UFJ Bank, Tokyo, Japan	-	34	3	34

The cash and bank balances comprise their respective values as of the balance sheet date including accumulated interest of Rs 54 crore (as at March 31, 2007, Rs 37 crore).

22.2.14. Loans and advances

 “Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	September 30, 2007	March 31, 2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,006	-
GE Capital Services India	177	143
Life Insurance Corporation of India	138	132
	1,321	275
Interest accrued but not due (included above)	8	14

Maximum balance(Including accured Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Deposits with financial institutions and body corporate:
HDFC Limited	1,006	502	1007	502
GE Capital Services India	177	-	268	-
Life Insurance Corporation of India	138	130	138	130

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets during the quarter and half-year ended September 30, 2007 and 2006 is less than Rs. 1 crore and accordingly disclosed in note 22.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006

Charged during the period	2	5	3	6

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at September 30, 2007.

22.2.16. Details of Investments

in Rs. crore
Particulars	As at
	September 30, 2007	March 31, 2007
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
563 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
	11	11
Less: Provision for investment	11	11
	-	-

Details of investments in and disposal of securities during the quarter and half-year ended September 30, 2007 and 2006:

in Rs. crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Investment in securities
Subsidiaries	85	9	85	553
Long-term investments	-	-	-	-
Liquid Mutual funds	1,056	1,240	1,518	2,890
	1,141	1,249	1,603	3,443
Redemption / Disposal of Investment in securities
Long-term investments	-	-	-	6
Liquid Mutual funds	1,056	75	1,518	880
	1,056	75	1,518	886
Net movement in investments	85	1,174	85	2,557

Investment purchased and sold during the half-year ended September 30, 2007:

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost
Reliance Liquidity Fund - Treasury Plan	10	24,20,31,906	242
Birla Cash Plus Fund- Institutional Plan	10	14,97,08,069	150
Tata Liquid Super High Investment Fund- Monthly Dividend	1000	9,75,757	110
Birla Liquid Plus Fund- Institutional Plan	10	9,99,96,063	100
Deustsche Insta Cash Plus Fund - Institutional Plan	10	9,98,32,115	100
Deutsche Money Plus Fund - Institutional Plan	10	9,88,84,670	100
DSP Merrill Lynch Liquid Fund - Institutional Plan	1000	4,49,824	45
DSP Liquid plus - Institutional Plan	1000	4,49,824	45
Franklin Floating Rate - Institutional Plan	10	7,47,75,059	75
Templeton India Treasury Mang Acct - Institutional Plan	1000	7,38,016	75
HSBC - Cash Fund Institutional Plan	10	9,99,56,442	100
HSBC Liquid Plus - Institutional Plan	10	9,91,02,655	100
ICICI Institutional Liquid Plus	10	9,50,63,038	100
Grindlays Cash Fund - Institutional Plan	1000	4,99,985	50
SCB-Grindlays Floating Rate Fund - Institutional Plan	10	4,98,93,280	50
Sundaram Liquid Plus Super - Institutional Plan	10	7,41,34,846	75

Particulars of investments made during the quarter and half-year ended September 30, 2007 and 2006:

in Rs. crore
Particulars of investee companies	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Infosys Consulting	81	-	81	14
Infosys Mexico	4	-	4	-
Infosys China	-	9	-	9
Infosys BPO	-	-	-	530
	85	9	85	553

Investment in Infosys Mexico

On June 20, 2007 the Company incorporated Infosys Mexico. Additionally on August 1, 2007 the Company invested Mexican Peso 10 million (Rs. 4 crore ) in Infosys Mexico, which is the aggregate invested amount as at September 30, 2007.

Investment in Infosys BPO

Buyback of shares and options

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO increased by Rs 83 crore and reserves have increased by 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion Infosys holding in Infosys BPO would be 99.98%

Investment in Infosys Consulting

During the half year ended September 30, 2007, the Company invested US $ 20 million (Rs. 81 crore) in Infosys Consulting. As of September 30, 2007, the Company has invested an aggregate of US$ 40 million (Rs. 170 crore) in the subsidiary.

Conversion of Cumulative Preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the quarter and half-year ended September 30, 2007 amounted to Rs. nil and Rs. nil respectively. (Nil and Rs. 2 crore respectively for quarter and half-year ended September 30, 2006).

The company provided nil during the quarter and half-year ended on September 30, 2007 (Rs.0.03 and Rs 1 crore during the quarter and half-year ended September 30, 2006 ) on revision of the carrying amount of non-trade current investments to fair value.

Redemption of preference shares

On September 7, 2007 the company realised Rs. 0.36 crore on redemption of the preference shares in M-Commerce Ventures Pte. Limited, Singapore ("M-Commerce"), and their subsequent sale. There were no such transactions in the quarter or the half-year ended September 30, 2006. The entire investment in M-Commerce was fully provided for in earlier years. Accordingly, the realised gain was taken to the profit and loss account and the provision written back.

22.2.17. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended September 30, 2007 and 2006:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,431	553	758	503	617	3,862
	1,230	465	592	312	674	3,273
Identifiable operating expenses	600	246	345	215	277	1,683
	529	201	251	142	281	1,404
Allocated expenses	347	134	184	122	150	937
	306	116	147	78	168	815
Segmental operating income	484	173	229	166	190	1,242
	395	148	194	92	225	1,054
Unallocable expenses						133
						110
Operating income						1,109
						944
Other income (expense), net						143
						66
Net profit before taxes and exceptional items						1,252
						1,010
Income taxes						178
						114
Net profit after taxes and before exceptional items						1,074
						896
Income on sale of investments (net of taxes)						-
						-
Net profit after taxes and exceptional items						1,074
						896

Industry Segments

Half-year ended September 30, 2007 and 2006:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,728	1,046	1,504	906	1,230	7,414
	2,278	879	1,075	604	1,304	6,140
Identifiable operating expenses	1,204	474	685	398	541	3,302
	1,014	380	446	271	557	2,668
Allocated expenses	684	262	378	227	310	1,861
	573	221	270	152	328	1,544
Segmental operating income	840	310	441	281	379	2,251
	691	278	359	181	419	1,928
Unallocable expenses						266
						207
Operating income						1,985
						1,721
Other income (expense), net						398
						192
Net profit before taxes and exceptional items						2,383
						1,913
Income taxes						281
						218
Net profit after taxes and before exceptional items						2,102
						1,695
Income on sale of investments (net of taxes)						-
						6
Net profit after taxes and exceptional items						2,102
						1,701

Geographic Segments

Quarter ended September 30, 2007 and 2006:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,444	1,033	41	344	3,862
	2,103	828	53	289	3,273
Identifiable operating expenses	1,066	431	5	181	1,683
	908	327	9	160	1,404
Allocated expenses	593	251	10	83	937
	524	206	13	72	815
Segmental operating income	785	351	26	80	1,242
	671	295	31	57	1,054
Unallocable expenses					133
					110
Operating income					1,109
					944
Other income (expense), net					143
					66
Net profit before taxes and exceptional items					1,252
					1,010
Income taxes					178
					114
Net profit after taxes and before exceptional items					1,074
					896
Income on sale of investments (net of taxes)					-

Net profit after taxes and exceptional items					1,074
					896

Geographic Segments

Half-year ended September 30, 2007 and 2006:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	4,685	1,956	108	665	7,414
	3,953	1,566	94	527	6,140
Identifiable operating expenses	2,095	808	24	375	3,302
	1,730	623	32	283	2,668
Allocated expenses	1,176	490	28	167	1,861
	995	394	23	132	1,544
Segmental operating income	1,414	658	56	123	2,251
	1,228	549	39	112	1,928
Unallocable expenses					266
					207
Operating income					1,985
					1,721
Other income (expense), net					398
					192
Net profit before taxes and exceptional items					2,383
					1,913
Income taxes					281
					218
Net profit after taxes and before exceptional items					2,102
					1,695
Income on sale of investments (net of taxes)					-
					6
Net profit after taxes and exceptional items					2,102
					1,701

22.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date.  As at September 30, 2007 the company has provided for doubtful debts of Rs.2 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

 in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
Final dividend for Fiscal 2007	10,92,18,536	-	-	71.00	-
Silver Jubilee special dividend*	7,70,94,270	-	-	-	116
Final dividend for Fiscal 2006*	7,70,94,270	-	-	-	33
* Adjusted for bonus issue

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Number of shares considered as basic weighted average shares outstanding	57,12,09,862	55,47,72,296	57,12,09,862	55,37,98,511
Add: Effect of dilutive issues of shares/stock options	20,73,512	1,29,73,743	21,02,364	1,31,43,885
Number of shares considered as weighted average shares and potential shares outstanding	57,32,83,374	56,77,46,039	57,33,12,226	56,69,42,396

22.2.21. Exceptional items

During the year ended March,31,2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the half-year ended September 30, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the half-year ended September 30, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.22. Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	As at
	September 30, 2007	March 31, 2007
Obligations at period beginning	221	180
Service Cost	20	44
Interest cost	8	14
Actuarial (gain)/loss	-	-
Benefits paid	(13)	(17)
Amendment in benefit plans	(37)	-
Obligations at period end	199	221

Defined benefit obligation liability as at the balance sheet is wholly funded by the company

Change in plan assets
Plans assets at period beginning, at fair value	221	167
Expected return on plan assets	9	16
Actuarial gain/(loss)	1	3
Contributions	9	52
Benefits paid	(13)	(17)
Plans assets at period end, at fair value	227	221

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	227	221
Present value of the defined benefit obligations at the end of the period	199	221
Asset recognized in the balance sheet	28	-

Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

in Rs. Crore
Particulars	Quarter ended September 30,		Half - year ended September 30,
	2007	2006	2007	2006
Gratuity cost for the period
Service cost	10	14	20	22
Interest cost	4	4	8	7
Expected return on plan assets	(4)	(4)	(9)	(7)
Actuarial (gain)/loss	(1)	-	(1)	(2)
Amortizations(Reduction in benefit)	(2)	-	(2)	-
Net gratuity cost	7	14	16	20

Assumptions
Interest rate			7.92%	7.62%
Estimated rate of return on plan assets			7.92%	7.62%

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company amended employee death benefits, covering all eligible employees under a consolidated term insurance cover. Due to the amendments, the obligations under the gratuity plan reduced by Rs. 37 crore and has been amortized on a straight line basis to the profit and loss account over of 10 years which is the average future service period of employees.

22.2.23. Providend Fund

The Guidance on Implementing AS 15, Employee benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

22.2.24. Cashflow Statement

22.2.24.a

The balance of cash and cash equivalents includes Rs.8 crore as at September 30, 2007 (Rs. 2 crore as at March 31, 2007) set aside for payment of dividends.

22.2.24.b

Deposits with financial institutions and body corporate as at September 30, 2007 include an amount of Rs.138 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crores
Schedule	Description	As at
		September 30, 2007	March 31, 2007

3	Fixed assets
	Additions
	Vehicles	0.30	-
	Deductions/retirements
	Plant and Machinery	-	0.34
	Furniture and Fixtures	0.02	0.15
	Depreciation & Amortization for the period
	Vehicles	0.76	1.00

7	Cash in Hand	0.01	-

22.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	0.01	0.08
22.2.13	Interest accrued but not due - Deposits with financial institutions	-	0.02
	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.11	0.04
	- Bank of China, Beijing China	-	-
	- Citibank NA, Singapore	0.08	0.03
	- Citibank NA, Thailand	0.31	0.16
	-Deutsche Bank, Paris, France	0.46	3.00
	- Nordbanken, Stockholm, Sweden	0.07	0.05
	- Svenska Handels Bank, Stockholm, Sweden	0.05	0.01
	- UFJ Bank, Tokyo, Japan	0.02	0.06

22.2.16	Long- term investments
	Onmobile (common stock)	-	0.19
	Onmobile (Series A - voting)	-	0.19

Profit & Loss Items

in Rs. crores
Schedule	Description	Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
Profit & Loss	Provision for investments	(0.40)	0.02	(0.40)	2.79
	Additional Dividend tax	-	-	-	0.68

12	Selling and Marketing expenses
	Contribution to provident and other funds	0.44	0.48	0.86	0.93
	Visa charges and others	0.39	-	1.13	-
	Printing & Stationery	0.19	0.30	0.57	0.70
	Sales promotion expenses	0.46	0.61	0.94	0.91
	Office maintenance	0.10	0.01	0.15	0.12
	Computer maintenance	-	0.05	0.02	0.05
	Software Packages
	for Own Use	0.03	0.42	0.07	0.42
	Communication Expenses	0.19	0.17	0.43	0.32
	Rates and Taxes	0.01	-	0.01	-
	Consumables	0.04	0.09	0.11	0.18

13	General and Administrative expenses
	Provision for doubtful loans and advances	0.08	(0.08)	0.18	0.07
	Overseas group health insurance	(0.19)	(0.05)	(0.17)	(0.18)
	Visa charges others	(0.06)	0.49	0.23	1.15
	Guest house maintenance	0.69	0.43	1.43	1.02
	Auditor's remuneration :
	statutory audit fees	0.16	0.16	0.32	0.26
	Certification Charges	0.01	-	0.02	-
	out-of-pocket expenses	0.01	0.02	0.02	0.04
	Research Grants	0.12	-	3.52	-
	Freight charges	0.18	0.23	0.39	0.45
	Bank charges and commission	0.25	0.58	0.60	0.87

22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.08	(0.08)	0.18	0.07
	Sales promotion expenses	0.46	0.61	0.94	0.91
	Guest house maintenance	0.69	0.43	1.43	1.02
	Auditor's remuneration
	statutory audit fees	0.16	0.16	0.32	0.26
	Certification Charges	0.01	-	0.02	-
	out-of-pocket expenses	0.01	0.02	0.02	0.04
	Bank charges and commission	0.25	0.58	0.60	0.87
	Freight charges	0.18	0.23	0.39	0.45
	Research Grants	0.12	-	3.52	-
22.2.7	Related Party Transactions
	Revenue Transactions
	Interest Income - Infosys China	-	0.33	-	0.60
	Sale of services - Infosys consulting	-	(0.25)	-	0.22

22.2.15	Profit on disposal of fixed assets, included in miscellaneous income	-	0.04	-	0.07
	Loss on disposal of fixed assets, included in miscellaneous expenses	-	(0.01)	-	(0.02)
	Profit/(loss) on disposal of fixed assets, net	-	0.03	-	0.05

22.2.13	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.11	-	0.25	-
	- Citibank NA, Singapore	0.08	0.17	0.08	0.19
	- Citibank NA, Sharjah, UAE	-	0.12	-	0.18
	- Citibank NA, Thailand	0.31	-	0.31	-
	- Bank of china, Beijing, China	-	0.02	-	0.02
	- Novascotia bank, Canada	-	0.01	-	0.02

Cash Flow Statement Items

in Rs. crores
Schedule	Description	Half-year ended September 30,
		2007	2006

Cash Flow	Profit/ loss on sale of fixed assets	-	(0.05)
Statement	Provisions for investments	(0.36)	2.79
	Proceeds on disposal of fixed assets	-	0.16

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half-year ended September 30, 2007 and 2006 :

in Rs. crore
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy *	-	-	-	-
	0.02	0.01	0.10	0.13
	-	-	-	-
	0.06	0.02	0.21	0.29
Co-Chairman
Nandan M Nilekani	0.06	0.01	0.03	0.10
	0.04	0.01	0.08	0.13
	0.10	0.02	0.16	0.28
	0.08	0.02	0.19	0.29
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.06	0.01	0.03	0.10
	0.04	0.01	0.08	0.13
	0.10	0.02	0.16	0.28
	0.08	0.02	0.20	0.30
Chief Operating Officer
S D Shibulal	0.06	0.01	0.03	0.10
	0.04	0.01	0.08	0.13
	0.09	0.02	0.15	0.26
	0.07	0.02	0.16	0.25
Whole-time Directors
K Dinesh	0.06	0.01	0.03	0.10
	0.03	0.01	0.08	0.12
	0.10	0.02	0.17	0.29
	0.06	0.02	0.19	0.27

T V Mohandas Pai	0.09	0.02	0.17	0.28
	0.06	0.01	0.14	0.21
	0.15	0.04	0.42	0.61
	0.12	0.04	0.35	0.51

Srinath Batni	0.08	0.02	0.09	0.19
	0.05	0.01	0.12	0.18
	0.13	0.03	0.29	0.45
	0.10	0.02	0.30	0.42
Chief Financial Officer
V Balakrishnan	0.09	0.02	0.05	0.16
	0.05	0.01	0.09	0.15
	0.13	0.03	0.20	0.36
	0.09	0.02	0.27	0.38
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.14	-	0.00	0.14
	0.06	-	-	0.06
	0.28	-	-	0.28
	0.12	-	-	0.12

Prof.Marti G. Subrahmanyam	0.11	-	0.04	0.15
	0.06	-	0.02	0.08
	0.23	-	0.10	0.33
	0.12	-	0.05	0.17

David L. Boyles	0.11	-	-	0.11
	0.06	-	-	0.06
	0.23	-	-	0.23
	0.12	-	-	0.12

Dr.Omkar Goswami	0.11	-	0.01	0.12
	0.05	-	0.01	0.06
	0.23	-	0.01	0.24
	0.10	-	0.01	0.11

Sen. Larry Pressler	-	-	-	-
	0.02	-	-	0.02
	-	-	-	-
	0.03	-	0.03	0.06

Rama Bijapurkar	0.11	-	-	0.11
	0.06	-	-	0.06
	0.23	-	-	0.23
	0.12	-	0.01	0.13

Claude Smadja	0.11	-	0.08	0.19
	0.06	-	0.04	0.10
	0.22	-	0.12	0.34
	0.12	-	0.13	0.25

Sridar A Iyengar	0.11	-	-	0.11
	0.06	-	0.01	0.07
	0.23	-	0.06	0.29
	0.12	-	0.08	0.20

Jeffrey S. Lehman	0.10	-	-	0.10
	0.05	-	-	0.05
	0.21	-	-	0.21
	0.10	-	-	0.10

N R Narayana Murthy *	0.12	-	-	0.12
	0.03	-	-	0.03
	0.24	-	-	0.24
	0.03	-	-	0.03
* Appointed as Additional Director effective August 21, 2006